Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 11 - 2010

May 5, 2010
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. ANNOUNCES FIRST QUARTER 2010
CONFERENCE CALL & WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) plans to announce its 2010 First Quarter financial results before market open on Wednesday, May 12, 2010.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Wednesday, May 12 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.  You may access the call by dialing the operator at (647) 427-7450 or toll free access at: 1-888-231-8191 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3061520.

Those who wish to listen to a recording of the conference call at a later time may do so by calling
1-800-642-1687 or (416) 849-0833 (Passcode: 72511811).  A replay of the call will be available until Wednesday, May 19, 2010.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For more information, please contact:

AURIZON MINES LTD

David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President and C.F.O.
Telephone: 604-687-6600 Toll Free: 1-(800)-411-GOLD (4653) Fax: (604)-687-3932 Email: info@aurizon.com Website: www.aurizon.com
or

Renmark Financial Communications Inc.

2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717